FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

BRIEFING OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 16TH 2012

In the meeting held today, the Board of Directors of Companhia Brasileira de Distribuição (“CBD”) resolved:

1)      To approve, without any restriction, the Financial Statements and the Management Report related to the fiscal year ended on 2011, considering the Independent Auditor’s Report with a favorable report by the Fiscal Council. The members of the board also approved the forwarding of the Financial Statements and the Management Report, together with the Independent Auditor’s Report and the Report of the Fiscal Council, to the Shareholders General Meeting.

2)      To approve, as a consequence of the exercise of stock purchase options under the Company’s Stock Purchase Option Plan, the increase of the capital in the amount of five hundred and fifteen thousand, three hundred and twenty real and eighty two cents (R$ 515,320.82), through the issuance of thirty six thousand an fifty two  (36,052) preferred shares.

The minutes of the meeting will be published in 7 business day from today, in accordance with Brazilian Securities and Exchange Commission (“CVM”) Instruction n# 480/2009.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 16, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.